CATLIN


05007607

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

SUPPL


PROCESSING
SECTION
RECEIVED
APR 25 2005
179
SEC MAIL
WASH. D.C.

18th April 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. Release of Annual Report and Accounts 18/4/05

Yours faithfully,

Krupali Patel

Release of Annual Report & Accounts

A copy of Catlin Group Limited's 2004 Annual Report & Accounts is now available on the "Report & Presentations" page within the "Investor Relations" section of the Company's website (www.catlin.com). A copy of the Report & Accounts will also be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
London
E14 4HS

18 April 2004